October 18, 2017

Mary Ann Dobelbower

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Advisers Investment Trust: File Nos. 333-173080 and 811-22538

Dear Ms. Dobelbower:

On August 7, 2017, Advisers Investment Trust (the “Registrant” or the “Trust”) filed Post-Effective Amendment No. 58 to the Trust’s Registration Statement under the Securities Act of 1933 (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 to add a new series, JOHCM Global Income Builder Fund Bond (the “Fund”), to the Trust. On September 21, 2017, you provided oral comments. The following is a summary of our understanding of your comments and the response from the Trust.

1.     Comment – Prospectus Page 1. In the Fee Table, if there are no sub-categories of “Other Expenses” please remove “Total” from the “Other Expenses” line.

Response: The requested change has been made.

2.     Comment – Prospectus Page 2. The Principal Investment Strategy provides that the Fund will apply “a bottom-up” strategy. Is this intended to refer to fundamental analysis? Please revise the disclosure to clarify, using Plain English, what is meant by this.

Response: Registrant has revised the investment strategy disclosure as follows:

The Fund seeks to achieve its investment objective by applying a bottom-up, long-term global value investing philosophy across a broad range of asset classes. In a bottom-up approach, companies and securities are researched and chosen individually.

3.     Comment – Prospectus Page 2. Please confirm supplementally that the Fund’s turnover rate is expected to be less than 100%. If the Fund’s turnover rate is expected to be greater than 100%, please add strategy and risk disclosures noting as much.

Response: Registrant confirms that the Fund’s portfolio turnover ratio is expected to be less than 100%

4.     Comment – Prospectus Page 2. Please remove any strategy disclosures in the Principal Investment Strategy that are not “principal” in nature. Alternatively, please confirm supplementally that existing strategy disclosures accurately reflect the Fund’s principal strategy and each strategy noted will be used in a principal way.

Response: Registrant confirms that existing strategy disclosures accurately reflect the Fund’s principal strategy and each strategy noted will be used in a principal way.

5.     Comment – Prospectus Page 2. The final two sentences of the third paragraph of the Principal Investment Strategy describes the criteria considered in determining whether an investment is “global”. Please disclose any other criteria considered or confirm supplementally that there are none.

Response: Registrant has revised the investment strategy disclosure as follows:

In pursuing the Fund’s investment objective, under normal circumstances, at least 40% of the Fund’s investments will be in issuers domiciled outside of the United States or in issuers that derive a significant proportion of their revenues or profits from goods produced or sold, investments made, or services performed outside the United States or have at least 50% of its assets situated outside the United States (“foreign issuers”). If market conditions are deemed unfavorable the ~~advisor~~ Adviser expects at least 30% of the Fund’s investments to be in foreign issuers~~domiciled outside of the United States~~.

6.     Comment – Prospectus Page 2. The second sentence of the fourth paragraph of the Principal Investment Strategy describes the Fund’s hedging activity and that “[s]uch hedging assets could include: exchange-traded funds and commodity-linked investment vehicles that primarily invest in gold and precious metals;….” (emphasis supplied). With respect to italicized text, such disclosure appears to be inconsistent with similar disclosure in the Item 9 strategy section. Please review the Item 4 and Item 9 disclosures and revise, as necessary, for consistency.

Response: Registrant has revised the investment strategy disclosure as follows:

Such hedging assets ~~could~~ may include, but are not limited to: exchange-traded funds and commodity-linked investment vehicles that primarily invest in gold and precious metals; inflation-linked investments; and currency hedging instruments such as currency forward contracts and currency futures ~~as well as certain other derivative instruments~~.

7.     Comment – Prospectus Page 2. The second sentence of the fourth paragraph of the Principal Investment Strategy references “certain other derivative instruments.” Please enhance the disclosure to clarify what derivative instruments may be used and how they will further the Fund’s investment objective.

Response: Registrant has revised the investment strategy disclosure called for in this Comment in response to Comment 6. Additionally, the preceding sentence, “The Fund may invest in various hedging assets that the Adviser believes will reduce the overall volatility of the Fund, protecting capital in certain market environments.” explains how hedging assets will further the Fund’s investment objective.

8.     Comment – Prospectus Page 3. In the first sentence of the first paragraph on page 3, it is noted that “the Fund…invest[s] in securities the Adviser believes provide a discount…between a security’s price and what the Adviser believes to be the true value….” Please expand this disclosure to explain how the Adviser defines or determines a security’s intrinsic value.

Response: Registrant has added the following disclosure:

The Adviser examines economic, financial, and other qualitative and quantitative factors to evaluate a security’s value. The outcome of this analysis is then compared to the security’s current value to determine if it is over or underpriced.

9.     Comment – Prospectus Page 3. Please revise the “High Yield Investments Risk” to note that such investments are speculative and are also known as “junk.”

Response: Registrant has revised the risk disclosure as follows:

High Yield (“Junk Bond”) Investments Risk. These ~~risk that~~ securities, also known as “junk bonds”, are not investment grade and are generally considered speculative because they present a greater risk of loss than higher quality debt securities. These lower-rated or defaulted debt securities may fluctuate more in prince, and are less liquid than higher-rated securities because issuers of such lower-rated debt securities are not as strong financially, and are more likely to encounter financial difficulties and be more vulnerable to adverse changes in the economy.

10.	Comment – Prospectus – Principal Investment Risks. Please add Preferred Stock Risk.

Response: The disclosure has been added:

Preferred Stock Risk. The value of preferred stocks will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of preferred stock. Preferred stocks are also subject to credit risk, which is the possibility that an issuer of preferred stock will fail to make its dividend payments.

11.   Comment – Prospectus Page 4. The “ETF Risk” disclosure seems to highlight the risks of index based ETFs, while the strategy suggests that the Fund will invest in gold and commodity based ETFs. Please revise prospectus disclosures to align the strategy and risk disclosures as appropriate.

Response: Registrant has revised the ETF Risk disclosure as follows:

ETF Risk. Shareholders of the Fund will indirectly be subject to the fees and expenses of the individual ETFs in which the Fund invests. In addition, the value of commodity-linked ETFs may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or sectors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs, and international economic, political and regulatory developments. The prices of commodity-related ETFs may fluctuate quickly and dramatically and may not correlate to price movements in other asset classes, such as stocks, bonds and cash ~~an ETF may not replicate exactly the performance of the benchmark index it seeks to track for a number of reasons, including transaction costs incurred by the ETF, the temporary unavailability of certain index securities in the secondary market or discrepancies between the ETF and the index with respect to the weighting of securities or the number of securities held. Shareholders of the Fund will indirectly be subject to the fees and expenses of the individual ETFs in which the Fund invests~~.

12.   Comment – Prospectus Page 4. Please revise the “Limited History of Operations” risk disclosure to “No Operating History.”

Response: The requested change has been made.

13.   Comment – Prospectus Page 10. The “Investment Company Risk” references investment in closed-end funds. There is no reference to such securities in the Fund’s principal investment strategy disclosure. Please revise prospectus disclosures to align the strategy and risk disclosures as appropriate.

Response: The Fund will not invest in other investment companies as a principal investment strategy. As a result, Registrant has moved “Investment Company Risk” under the new heading “Additional Risks” in the prospectus.

14.   Comment – Prospectus Page 15. Please consider disclosing if redemptions-in-kind will be made using pro rata slices of portfolio assets, individual securities or representative securities baskets.

Response: The following disclosure has been added to the prospectus:

Redemption-in-kind proceeds are limited to securities that are traded on a public securities market or are limited to securities for which quoted bid and ask prices are available. They are distributed based on a weighted-average pro-rata basis of the Fund’s holdings to the redeeming shareholder.

15.   Comment – Statement of Additional Information Page 24. Please clarify whether the Fund will invest in commodities directly and revise the Fund’s Fundamental Investment Restriction regarding commodities as necessary.

Response: The Fund may invest in gold and other precious metals directly. As a result, Registrant has included disclosure under “ADDITIONAL INFORMATION ABOUT THE FUND’S

INVESTMENTS – Investment Strategies and Risk” in the statement of additional information (“SAI”) as follows:

The Fund may purchase or sell such precious metals as gold or silver directly or may invest in precious metal commodity contracts and options on such contracts (metals are considered “commodities” under the federal commodities laws). The Fund also may invest in instruments related to precious metals and other commodities, including structured notes, securities of precious metal finance and operating companies and may purchase and sell ETFs and other instruments linked to or tracking the performance of commodities.

Additionally, Fundamental Investment Restriction 5 in the SAI is revised as follows:

5.     Commodities. The Fund will not purchase or sell commodities ~~unless acquired as a result of ownership of securities or other investments~~. This limitation does not preclude the Fund from purchasing or selling options or futures contracts, from investing in securities or other instruments backed by commodities or from investing in companies, which are engaged in a commodities business or have a significant portion of their assets in commodities. In addition, the Fund may purchase or sell precious metals directly and purchase or sell precious metal commodity contracts or options on such contracts in compliance with applicable commodities laws.

16.   Comment – Statement of Additional Information Page 27. Please add Ms. Nelligan’s age in the Trustee and Officer Table.

Response: The requested change has been made.

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If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

/s/ Michael V. Wible
Michael V. Wible

cc:	Dana Gentile

Adam Shoffner